                                                                    Exhibit 99.4

                        MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the solicitation of proxies by management of Hydrogenics Corporation (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at Room CC-3 at Osler, Hoskin & Harcourt LLP, 63rd Floor, 1 First Canadian Place, Toronto, Ontario, Canada on Wednesday, the 6th day of June 2001 at 10:00 a.m. (Toronto time), all as set out in the Notice of Annual Meeting of Shareholders accompanying this Management Information Circular. Except as otherwise stated, the information contained herein is given as of April 15, 2001. The approximate date this Management Information Circular will be first mailed to shareholders is May 2, 2001. Only the holders of common shares (the "Shares") of the Corporation at the close of business on April 20, 2001 (the "record date") will be entitled to receive notice of the Meeting.

SOLICITATION OF PROXIES
THE ENCLOSED PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF THE CORPORATION and the expenses of solicitation will be borne by the Corporation. The solicitation will be made primarily by mail, but officers and regular employees of the Corporation may also solicit proxies by telephone, telegraph, facsimile or in person. In connection with its general engagement to provide shareholder services for the Corporation, CIBC Mellon Trust Company will also assist the Corporation in soliciting proxies in Canada.

APPOINTMENT AND REVOCATION OF PROXIES
The two persons named in the enclosed form of proxy are each officers of the Corporation. Each shareholder may appoint a person (who need not be a shareholder) other than the persons named in the enclosed proxy to represent him or her at the Meeting by inserting such person's name in the blank space provided in the proxy or by completing another proper form of proxy. In either case, such completed proxy should be returned in the enclosed envelope provided for that purpose to CIBC Melon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department or should be delivered to the Vice President, Corporate Affairs and Secretary of the Corporation at 5985 McLaughlin Road, Mississauga, Ontario, not later than 5:00 p.m. (Toronto time) on the last business day preceding the Meeting or any adjournment thereof.

Those shareholders who hold their shares through an intermediary, rather than in registered form, will be required to instruct such intermediary to complete the proxy on their behalf, in order for it to be valid. It is anticipated that such shareholders will receive this Management Information Circular through the facilities of the Independent Investors Communication Corporation ("IICC"), in which case IICC will provide an alternative form of proxy with instructions on completion, which should be returned to IICC in accordance with their instructions.

A shareholder who has given a proxy may revoke the proxy: (i) by an instrument in writing executed by the shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof; or (ii) in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL OWNERS THEREOF
The persons named in the enclosed proxy will vote the Shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES WILL BE VOTED
(I) FOR THE ELECTION OF DIRECTORS AND (II) FOR THE APPOINTMENT OF AUDITORS, AS STATED UNDER THE APPLICABLE HEADINGS IN THIS MANAGEMENT INFORMATION CIRCULAR.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to such other matters as may properly come before the Meeting. Management does not intend to present any other matters that may be properly presented at the Meeting and has no knowledge that any person intends to present any other matters that may be properly presented at the

Meeting. However, if any other matters properly come before the Meeting, the persons named in the proxy shall vote the Shares represented by such proxies in accordance with their judgment on such matters.

As at April 15, 2001, the Corporation had 35,568,750 Shares outstanding. Holders of Shares listed as shareholders at the close of business on April 20, 2001 will be entitled to one vote for each Share held, except that if such holder subsequently transfers the ownership of a Share and the transferee establishes that he or she owns such Share and requests not later than ten days before the Meeting that he or she be included on the shareholders' list, such transferee (and not his or her transferor) will be entitled to vote such Shares at the Meeting.

The following table sets forth the only persons, who, to the knowledge of the directors and officers, beneficially own or exercise control or direction over more than 10% of the outstanding Shares, the approximate number of Shares controlled or directed by such persons and the approximate percentage of Shares which such shares represent.

                                                              NUMBER OF    % OF OUTSTANDING
BENEFICIAL OWNER                                                 SHARES              SHARES
----------------                                              ---------    ----------------
Boyd Taylor, Vice President Sales & Marketing                 6,572,500              18.48%
Pierre Rivard, President, Chief Executive Officer             6,562,500              18.48%
Joseph Cargnelli, Vice President Engineering                  6,562,500              18.48%

ELECTION OF DIRECTORS
Under the Articles of the Corporation, the board of directors consists of a minimum of three (3) members and a maximum of nine (9) members; the number of directors within such range is to be determined by the board from time to time. The number of directors is currently fixed at seven (7).

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE SEVEN (7) NOMINEES WHOSE NAMES ARE SET FORTH IN THE TABLE BELOW, ALL OF WHOM, ARE NOW MEMBERS OF THE BOARD OF DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED. IT IS NOT ANTICIPATED THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY SHALL BE ENTITLED TO VOTE FOR ANY OTHER NOMINEES IN THEIR DISCRETION. EACH DIRECTOR WILL HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL HIS SUCCESSOR IS DULY ELECTED OR APPOINTED.

Certain information is given in the following table with respect to the nominees for director of the Corporation. All such persons have been engaged in the occupation or employment set forth under their respective names in their current capacities for more than five years except where indicated in the notes. Statements contained in such table with respect to each nominee are based upon information obtained from the person concerned.

                                                                                               NO. OF SHARES
NAMES OF NOMINEES, OFFICES HELD IN THE CORPORATION                     DIRECTOR          BENEFICIALLY OWNED,
AND PRINCIPAL OCCUPATIONS(1)                                           SINCE(2)    DIRECTLY OR INDIRECTLY(3)
--------------------------------------------------                    ---------    -------------------------
NORMAN SEAGRAM(4),                                                         2000                       16,200
  Chairman, President, Sportsco International LP,
  a management services partnership
DONALD J. LOWRY(4),                                                        2000                        1,000
  Director, Chief Executive Officer, Epcor Utilities Inc.,
  an essential services utility

                                                                                               NO. OF SHARES
NAMES OF NOMINEES, OFFICES HELD IN THE CORPORATION                     DIRECTOR          BENEFICIALLY OWNED,
AND PRINCIPAL OCCUPATIONS(1)                                           SINCE(2)    DIRECTLY OR INDIRECTLY(3)
--------------------------------------------------                     --------    -------------------------
DON J. MORRISON,                                                           2000                          500
  Director, Senior Vice President Investments,
  Working Ventures Canadian Fund Inc.,
  a Canadian venture capital fund
DR. ROBERT LEE(4),                                                         1999                      108,500
  Director, Independent Technical Advisor to Air Liquide
  Canada,
  a producer of industrial gases
BOYD J. TAYLOR,                                                            1996                    6,572,500
  Director, Vice President, Sales & Marketing,
  Hydrogenics Corporation
PIERRE RIVARD,                                                             1996                    6,562,500
  Director, President, Chief Executive Officer,
  Hydrogenics Corporation
JOSEPH CARGNELLI,                                                          1996                    6,562,500
  Director, Vice President, Technology,
  Hydrogenics Corporation

NOTES

1. Except for Mr. Seagram and Mr. Lowry, each of the nominees for election to the board have held senior management or advisory positions with their current employers for the past five years. Mr. Seagram was President and Chief Executive Officer of Molson Inc. from September 1996 to May 1997. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc. Prior to joining Epcor Utilities Inc., Mr. Lowry served as Chairman of Alta Telecom Inc. from May 1997 to January 1998, and was President and Chief Operating Officer of Telus Communications Inc. from March 1993 to May 1997.

2. Each of the nominees has served continuously as a director from the time in the year when he first became a director.

3. The information as to securities beneficially owned or controlled is not within the knowledge of management and has been furnished by the respective nominees. The number of shares beneficially owned includes exercisable stock options as at April 15, 2001.

4.  Member of the Audit Committee during the year ended December 31, 2000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Toronto Stock Exchange (the "TSE") Company Manual requires disclosure on an annual basis of the approach to corporate governance by companies listed on the TSE. The following statement of the Corporation's governance practices respond to the guidelines of the TSE.

The TSE Company Manual contains 14 guidelines (the "TSE Guidelines") with respect to systems of corporate governance generally. The Corporation is fully or substantially aligned with nearly all of these guidelines. The guidelines are not requirements, but recommendations. While the Corporation considers the TSE Company Manual to be an appropriate model for a seasoned reporting issuer, the Corporation believes that in the case of some of the recommended guidelines, the alternative approach of the Corporation is more appropriate given that the Corporation only recently became a reporting issuer and is still in the early stages of its development.

The board of directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation. The following sets forth a brief description of the TSE Guidelines with a summary statement of the position of the Corporation with respect to each guideline set out immediately below.

TSE GUIDELINES
1. The board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:

    a. Adoption of a strategic planning process;

    The board reviews annual and interim business plans, goals and objectives prepared by management and provides input and approval. The board also reviews strategic issues facing the Corporation at meetings throughout the year.

    b. Identification of principal risks, and implementing risk-management systems;

    The board, assisted by management and the committees of the board, reviews the operations of the Corporation at each meeting. Part of that review includes an assessment of material operating, financial and other risks. Senior management and the Audit Committee also regularly review the Corporation's system of internal financial and other controls to ensure unnecessary risks are minimized.

    c. Succession planning including monitoring senior management;

    Succession planning and monitoring the performance of the President and Chief Executive Officer and other senior management are part of the mandate of the Management Development and Compensation Committee.

    d. Communications policy; and

    Communications with shareholders, market analysts, and the public is the primary responsibility of the President and Chief Executive Officer and the Vice President, Finance. Significant continuous disclosure materials are also subject to review by counsel, the board of directors or committees of the board, as appropriate.

    e. Integrity of internal control and management information systems.

    The Audit Committee and senior management regularly review the propriety and integrity of the Corporation's internal control and management information systems and consult with the Corporation's auditors as appropriate.

2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest).

    The board is comprised of seven directors four of whom are "related" and three of whom are "unrelated", as those terms are used in the TSE Guidelines. Each of the three committees of the board are comprised of a majority of unrelated independent directors.

3. Disclosure for each director whether he or she is related, and how that conclusion was reached.

    Pierre Rivard, Boyd Taylor and Joseph Cargnelli are deemed to be related by virtue of being members of senior management and significant shareholders. Don Morrison is considered related by virtue of his senior management position at Working Ventures Canadian Fund Inc., which is a significant shareholder of the Corporation. The board considers each of Norman Seagram, Donald Lowry and Dr. Robert Lee to be unrelated directors, independent of management and free from any business or relationship which could reasonably be perceived to materially interfere with their ability to act with a view to the best interest of the Corporation.

4. Appoint a committee of independent directors responsible for the appointment/assessment of directors.

    The Nomination and Corporate Governance Committee, which is composed of a majority of unrelated independent directors, recommends nominees for approval by the board. The Committee has adopted criteria for evaluating future board nominees.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.

    The board is implementing a process to address board self-assessment and peer review, which will be the foundation for changes, if any, to the composition of the board and its conduct.

6.  Provide orientation and education program for new directors.

    The Nomination and Corporate Governance Committee has adopted measures to ensure that new directors are provided considerable education and orientation about the Corporation and its industry, prior to official appointment.

7.  Consider reducing size of the board, with a view to improving effectiveness.

    The board consists of seven members, which the Nomination and Corporate Governance Committee has determined is an appropriate number given the size of the Corporation and the stage of its development. The Committee believes that a reduction in the size of the board to increase effectiveness is unnecessary as it is well below the range of 10 - 16 suggested by the TSE guidelines.

8.  Review compensation of directors in light of risks and responsibilities.

    The Management Development and Compensation Committee reviews the compensation of directors on an annual basis.

9. Committees should be composed of non-management directors and the majority should be unrelated.

    All board committees are composed of a majority or solely of independent unrelated directors.

10. Appoint a committee responsible for approach to corporate governance issues.

    The Nomination and Corporate Governance Committee is responsible for the Corporation's approach to corporate governance issues. The Committee assesses the effectiveness of the Corporation's governance, monitors compliance with corporate governance policies and makes recommendations regarding corporate governance matters to the board.

11. The board should develop position descriptions for the board and for the Chief Executive Officer and should approve, or develop with the Chief Executive Officer, the Chief Executive Officer's objectives.

    The board has developed descriptions of the roles and responsibilities of each of the committees of the board. The board is in the process of developing position descriptions for the board and the Chief Executive Officer. The goals and objectives for the Corporation are prepared by the Chief Executive Officer and senior management, and presented to the board for its approval on an annual basis.

12. Establish procedures to enable the board to function independently of management.

    The chairman of the board is not a member of management and the position is separate from that of the Chief Executive Officer. All committees of the board are composed of a majority of independent unrelated directors. The Audit Committee routinely meets privately with the Corporation's external auditors. The board has also adopted a process of holding informal meetings of the outside directors following each board meeting.

13. Establish an audit committee with a defined mandate composed of all outside directors.

    The Audit Committee is composed solely of independent unrelated directors. The Audit Committee has adopted a specific mandate and defined terms of reference.

14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense.

    Subject to the approval of the board, external advisors can be engaged by individual directors when appropriate.

COMPOSITION OF THE BOARD
The board is comprised of seven directors, three of whom are management directors and four of whom are outside directors. The board considers three of the outside directors to be unrelated. The board considers an unrelated director to be independent of management and free from any interest in any business or relationship which could or could be reasonably perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation. At the current stage of the Corporation's development, the board believes that the skills that the three inside directors and the outside related director bring to the Corporation are essential. These persons allow the Corporation to maintain and foster its entrepreneurial spirit, and provide the input necessary to allow the Corporation to grow to the next stage in its development. The board believes that the inside directors and the outside related director are able to and do, act with a view to the best interests of the Corporation and are sensitive to the avoidance and disclosure of any conflicts of interest.

COMMITTEES
The board has three committees, the Audit Committee, the Nomination and Corporate Governance Committee, and the Management Development and Compensation Committee.

The Audit Committee
The primary responsibility of the Audit Committee is to review the annual and interim financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities and make recommendations to the board with respect to such statements and documents. This Committee also makes recommendations to the board regarding the appointment of independent auditors; reviews the nature and scope of the annual audit as proposed by the auditors and management; reviews with management the risks inherent with the Corporation's business and risk management programs relating thereto; and reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Corporation. During the year ended December 31, 2000, the Audit Committee consisted of the three unrelated outside directors: Norman Seagram, Donald Lowry, and Dr. Robert Lee.

The Nomination and Corporate Governance Committee
The primary responsibilities of the Nomination and Corporate Governance Committee are to: evaluate and assess the effectiveness of the board, individual directors and committees of the board; establish procedures for identifying new nominees to the board; recruit and recommend new nominees to the board; and develop and monitor the Corporation's approach to corporate governance issues. During the year ended December 31, 2000, the Nomination and Corporate Governance Committee consisted of three directors: Norman Seagram, Donald Lowry, and Pierre Rivard.

The Management Development and Compensation Committee
The Management Development and Compensation Committee is responsible for reviewing and reporting to the board on: human resource planning, including the terms of the compensation packages provided to the Corporation's employees; succession planning and proposed senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives. The Committee also administers the Corporation's stock option plan. During the year ended December 31, 2000, the Management Development and Compensation Committee consisted of three directors: Norman Seagram and Donald Lowry, both of whom are independent and unrelated, and Pierre Rivard.

                        REPORT ON EXECUTIVE COMPENSATION

The Corporation believes that there should be a direct link between management rewards and wealth created for shareholders, and that employees and senior executives of the Corporation should share in the Corporation's success through the increase in the equity value of the business. The Corporation is committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time, based on performance.

The Management Development and Compensation Committee administers the Corporation's executive compensation program. This Committee has primary responsibility for determining executive remuneration and the review, design and competitiveness of the Corporation's compensation plans. In fulfilling this role, the Committee seeks to:

    - provide total compensation which is closely linked to the Corporation's performance and to individual performance;

    - align the interests of the Corporation's executive officers with those of its shareholders through potential stock ownership; and

    - ensure that compensation and benefits are at levels which enable the Corporation to attract and retain the calibre of executives and officers it needs to achieve its desired growth and performance targets.

The key components for executive compensation, including that of the President and Chief Executive Officer, are salary, annual bonuses and long term compensation. In determining the appropriate salaries and bonuses for the Corporation's executive officers, the Committee has access to informal information and publicly available information relating to compensation of executives of similar companies operating in its industry.

Long term compensation is designed to focus executive's attention on the long term interests of the Corporation and its shareholders, and is in the form of stock options linking the executive's compensation directly to the appreciation in the price of the Shares.

        The foregoing Report is presented by the Management Development and Compensation Committee:

                    Norman Seagram
                    Donald Lowry
                    Pierre Rivard

SUMMARY COMPENSATION TABLE
The following table provides a summary of compensation earned during the last three financial years by the Chief Executive Officer and the Corporation's four most highly compensated executive officers who served as executive officers at the end of the financial year ended December 31, 2000 (the "Named Executive Officers").

                                                                                            LONG-TERM
                                                                                         COMPENSATION
                                                                                            AWARDS(1)
                                                 ANNUAL COMPENSATION                     ------------
                                         ----------------------------------------          SECURITIES
                                                                     OTHER ANNUAL               UNDER           ALL OTHER
NAME AND                   YEAR           SALARY        BONUS     COMPENSATION(2)             OPTIONS        COMPENSATION
PRINCIPAL POSITION                       (U.S.$)      (U.S.$)             (U.S.$)                 (#)             (U.S.$)
------------------         ----          -------      -------     --------------         ------------        ------------
Pierre Rivard,             2000           57,208        6,544                 Nil                 Nil                 Nil
President, Chief           1999           51,964          Nil                 Nil                 Nil                 Nil
Executive Officer          1998           47,946          Nil                 Nil                 Nil                 Nil

Boyd Taylor,               2000           57,289        6,544                 Nil                 Nil                 Nil
Vice President, Sales &    1999           51,964          Nil                 Nil                 Nil                 Nil
Marketing                  1998           47,946          Nil                 Nil                 Nil                 Nil

Joseph Cargnelli,          2000           57,208        6,544                 Nil                 Nil                 Nil
Vice President,            1999           51,964          Nil                 Nil                 Nil                 Nil
Technology                 1998           47,946          Nil                 Nil                 Nil                 Nil

Robert Edwards(3),         2000           57,208        6,544                 Nil              92,967                 Nil
Vice President,            1999           21,652          Nil                 Nil           1,394,533                 Nil
Finance                    1998                -          Nil                 Nil                                     Nil

Dr. Ravi Gopal,            2000           56,967        6,544                 Nil             857,500                 Nil
Vice President,            1999           45,483          Nil                 Nil                 Nil                 Nil
Engineering,               1998           28,407          Nil                 Nil                 Nil                 Nil
Electronics and Control

(1) The Corporation has not granted any Restricted Shares or Restricted Share Units, Stock Appreciation Rights or Long-Term Incentive Plan Payouts.

(2) Benefits do not exceed the lessor of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.

(3) Mr. Edwards joined the Corporation in July 1999.

STOCK OPTIONS
Since 1999, the Corporation has granted options to purchase Shares to various employees, officers, directors and consultants. These grants were formalized in January 2000 by entering into stock option agreements with these individuals. These agreements generally provide that the options have a maximum term of ten years and vest over four years. Unvested options granted under these agreements expire upon the termination, death or incapacity of the optionee. If a change of control of the Corporation occurs, the board has the power to amend the terms of each option agreement to allow for the exercise of the unvested portion of each option prior to the completion of the change of control.

Prior to completing our public offering on November 1, 2000, the Corporation adopted a new stock option plan (the "New Plan") under which the board and the Management Development and Compensation Committee may from time to time grant to directors, officers and eligible employees of the Corporation options to acquire Shares. The New Plan provides that options will have a maximum term of ten years, unless a shorter term is specified by the board, and will have an exercise price per share of not less than the closing price of the Shares on the TSE on the trading day before the option is granted. Unless otherwise specified in a particular optionee agreement, options granted under the New Plan will vest over three years with one third of the particular option grant vesting each year. The total number of options approved for issuance under the New Plan and all previous option plans is 4,641,000.

The following table details information with respect to the grant of options by the Corporation to the Named Executive Officers during the fiscal year ended December 31, 2000.

        OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                      FAIR VALUE
                                              % OF TOTAL                           OF SECURITIES
                              SECURITIES         OPTIONS                              UNDERLYING
                                   UNDER      GRANTED TO                                 OPTIONS
                                 OPTIONS       EMPLOYEES         EXERCISE OR      ON THE DATE OF
                                 GRANTED    IN FINANCIAL          BASE PRICE               GRANT          EXPIRATION
NAME                                 (#)            YEAR    (CDN.$/SECURITY)    (CDN.$/SECURITY)                DATE
----                          ----------    ------------    ----------------    ----------------    ----------------
Pierre Rivard...............         Nil              0%                 N/A                 N/A                 N/A
Boyd Taylor.................         Nil              0%                 N/A                 N/A                 N/A
Joseph Cargnelli............         Nil              0%                 N/A                 N/A                 N/A
Robert Edwards..............      65,625                               $0.29               $1.50    January 24, 2010
                                  27,342           3.65%               $0.05               $1.50    January 24, 2010
Dr. Ravi Gopal..............     420,000                               $0.29               $1.50    January 24, 2010
                                 437,500          33.67%               $0.05               $1.50    January 24, 2010

The following table details information with respect to all options of the Corporation exercised by the Named Executive Officers during the fiscal year ended December 31, 2000, and all options held by the Named Executive Officers and outstanding on December 31, 2000.

 AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                       AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                        VALUE OF
                                                                                                     UNEXERCISED
                                                                              UNEXERCISED           IN-THE-MONEY
                                                                                  OPTIONS                OPTIONS
                                               SECURITIES    AGGREGATE          AT FY-END              AT FY-END
                                              ACQUIRED ON        VALUE                (#)                (CDN.$)
                                                 EXERCISE     REALIZED       EXERCISABLE/           EXERCISABLE/
NAME                                                  (#)      (CDN.$)      UNEXERCISABLE          UNEXERCISABLE
----                                          -----------    ---------    ---------------    -------------------
Pierre Rivard                                         N/A          N/A                N/A                    N/A
Boyd Taylor                                           N/A          N/A                N/A                    N/A
Joseph Cargnelli                                      N/A          N/A                N/A                    N/A
Robert Edwards                                        Nil          Nil    809,376/678,124    4,726,725/3,878,275
Dr. Ravi Gopal                                        Nil          Nil    507,500/350,000    2,952,500/2,052,500

EMPLOYMENT AGREEMENTS
The Corporation has employment agreements with the following Named Executive
Officers: Pierre Rivard, Boyd Taylor, Joseph Cargnelli and Dr. Ravi Gopal. In respect of these agreements the Corporation has agreed to provide such officers with annual salaries in 2001 ranging from Cdn.$135,000 to Cdn.$160,000 per annum. In addition, each agreement provides for an initial term of two years ending April 17, 2003, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding twenty-four (24) month's salary in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Corporation, each executive officer will be entitled to receive an amount equal to twenty-four
(24) month's salary. In addition, upon termination resulting from a change of control, all unvested options shall become immediately exercisable for a period of ninety days from the date of termination.

The Corporation also has an employment agreement with Robert Edwards, also a Named Executive Officer. Under the terms of this agreement, a portion of Mr. Edwards' unvested options shall vest immediately upon termination resulting from a change of control of the Corporation.

COMPENSATION OF DIRECTORS
Each director of the Corporation who is not an employee of the Corporation is paid an annual fee of Cdn.$10,000 for his services as a director. Non-employee directors who serve as Committee Chairs are paid an additional annual fee of Cdn.$1,000. The chairman of the board of directors is paid an annual fee of Cdn.$12,000 for his services, and an attendance fee of Cdn.$900 for each board meeting attended. In addition, non-employee directors receive an attendance fee of Cdn.$700 for each board and committee meeting attended. Each committee chair receives an additional attendance fee of Cdn.$200 for each committee meeting attended.

Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred on the business of the Corporation and are also eligible to receive stock options in accordance with the recommendations of the Management Development and Compensation Committee.

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PERFORMANCE GRAPH
The following graph compares the cumulative shareholder return on the Shares to the cumulative total return of the TSE 300 Composite Index during the two month period commencing on November 1, 2001 (the date the Corporation's Shares began trading in the issued market on the TSE) and ending on December 31, 2000. The closing price of the Shares on the TSE on December 31, 2000 was Cdn.$6.00.

                      PERFORMANCE - HYG VS. TSE 300 INDEX

                              [PERFORMANCE GRAPH]

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
The Corporation has purchased liability insurance for the benefit of the directors and officers of the Corporation and certain subsidiaries. Protection is provided to directors and officers for acts, errors or omissions done or committed during the course of their duties as directors of the Corporation. The insurance coverage has an annual policy limit of U.S.$20 million. The cost of such insurance is borne by the Corporation and is approximately U.S.$263,000 annually.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No director, or executive officer of the Corporation is currently indebted to the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Corporation, in the normal course of its operations subcontracts some manufacturing to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation. For the fiscal year ended December 31, 2000, this company billed the Corporation approximately U.S.$615,104. Management believes that these transactions are, in respect of the Corporation, on no more favorable terms than similar transactions with unrelated third parties.

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INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON
Except as described elsewhere herein, none of the directors or officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITORS
Unless otherwise directed, proxies in the enclosed form will be voted for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting at a remuneration to be fixed by the directors of the Corporation. PricewaterhouseCoopers LLP have been the auditors of the Corporation since 1999.

OTHER BUSINESS
Management of the Corporation is not aware of any other matters which are to be presented at the Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the Shares represented by the proxy in their discretion and in accordance with their best judgment.

APPROVAL
The contents of this Management Information Circular and the sending thereof to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

                                          By Order of the board,

                                          /s/ Jonathan Lundy
                                          Jonathan I. Lundy
                                          Vice President, Corporate Affairs
                                          And Corporate Secretary

Dated: April 26, 2001

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